Exhibit 2

This Summary of Terms and Conditions (“Summary”) represents an outline of the basis on which the Subordinated Lenders are prepared to provide their commitment under the Credit Facilities. The Credit Facilities will only be established upon completion of definitive loan documentation including a credit agreement (the “Credit Agreement”) which will contain the terms and conditions set out in this Summary in addition to such other representations, warranties, covenants, indemnities, defaults, and other terms and conditions (including increased costs. reserve, tax, capital adequacy, currency of payment and other provisions) as the Subordinated Lenders may reasonably require

PRIVATE & CONFIDENTIAL

Globalive Communications Corp.

80 Adelaide Street East, 6th Floor

Toronto, Ontario

M5C 3E4

Attention:	Mr. Anthony Lacavera Mr. Brice Scheschuk Mr. Stewart Thompson

October 2nd, 2006

Dear Sirs:

Canadian Imperial Bank of Commerce (“CIBC Mezzanine Finance”) and Roynat Capital (“Roynat”) are pleased to present a Committed Offer of Finance in accordance with the terms and conditions contained herein. The purpose of the financing is to provide a subordinated debt placement in in Globalive Communications Corp. for the purposes of acquiring Yak Communications Inc and its subsidiaries.

BORROWER:	Globalive Communications Corporation (“Globalive”).

SUBORDINATED LENDERS:

CIBC Mezzanine Finance and Roynat (collectively the “Subordinated Lenders”). Each of CIBC Mezzanine Finance and Roynat will be equal partners in the transaction in every respect and will conclude their respective loans through separate but identical credit agreements supported by identical security charges. Each of the Subordinated Lenders will lend one-half of the amounts referenced below. All fees, principal payments, prepayments and any and all other payments without limitation made by the Borrower in respect of the Loan will be shared equally between Roynat and CIBC Mezzanine Finance.

Globalive Communications Corp

October 2nd, 2006

SENIOR LENDERS:	Canadian Imperial Bank of Commerce and Toronto Dominion Bank (collectively the “Senior Lenders”)

AMOUNT:	Up to CDN $10,000,000 secured subordinated term loan (the “Loan”).

PURPOSE:

To assist with the funding requirements of the acquisition by Globalive of the outstanding shares of Yak pursuant to the terms and conditions of the binding Agreement of Plan and Merger dated September 20th, 2006 by and among, inter alia, the Borrower and Yak Communications Inc. (“Yak”).

SOURCES & USES
OF FUNDS:

Sources		Uses

Senior Revolving Debt	—	Purchase of Yak Shares	76,200,000
Senior Term Debt	45,000,000	Existing Capital Leases	1,863,393
Existing Capital Leases	1,863,393	Restructuring and	—
Bridge Loan	10,000,000	Transactions Costs	8,500,000
Subordinated Debt	10,000,000

Total Debt	66,863,393

Globalive Communications Cash	9,500,000
Yak Communications Inc. Cash	10,200,000

Total Sources	86,563,393	Total Uses	86,563,393

TERM:	The Company shall repay the amount outstanding on the Debenture and all accrued and unpaid interest upon the earlier of:

1.	54 months from closing (“Maturity Date”); or

2.	At the Subordinated Lender’s option, following any of the events listed below:

-	upon a sale of a majority of the assets of the Company;

-	upon the amalgamation or merger with another company;

-	event of default; or

-	change of control of the Company; or

-	at the time of an initial public offering (“IPO”).

DISBURSEMENT:	One single draw on Closing.

INTEREST RATE:

Prime + 5.5% per annum, payable monthly in arrears on the last day of each month following disbursement (the “Coupon Payment Date”). The first Coupon Payment Date will be due on the last day of the month in which the funding occurs and shall include all interest payable from the date of disbursement to such last day of the month.

PREMIUM:

Every calendar quarter, the Borrower shall pay an additional amount of $83,000 in the form of a fixed premium (“Premium”). This Premium will be paid in arrears on the final day of the quarter for the term of the Loan. The first Premium will be due on the last day of the calendar quarter following funding with subsequent Premium payments due on the last day of each subsequent calendar quarter thereafter for a total of 18 Premium payments.

Globalive Communications Corp

October 2nd, 2006

REPAYMENT:

The Loan is repayable, in full, on the earlier of: a) Maturity and b) Acceleration of the Loan pursuant to the terms outlined above.

Upon the termination of the Cash Flow Sweep pursuant to the terms of the Senior Term Loan, the Subordinated Lenders will receive payments to be applied to the principal outstanding on the Loan in an amount equal to 75% of excess cash flow (excess cash flow is defined as EBITDA less permitted capital expenditures and cash taxes, cash interest, scheduled and voluntary principal repayments made on the Senior Term Debt).

OPTIONAL PREPAYMENT:

At the Borrower’s option, the Loan may be repaid, in whole, at any time. In the event that the Subordinated Debenture is repaid, the prepayment must include interest due on the amount thereof to the date of prepayment together with an amount equal to the remaining Premium payments that the Subordinated Lenders would have received had the loan continued to maturity.

WARRANTIES:	Standard for financings of this type, but in any event no more onerous than the Senior Lenders.

POSITIVE COVENANTS:	Standard for financings of this type.

REPORTING REQUIREMENTS:	Standard for financings of this type including, without limitation:

1.	Monthly financial statements for the Borrowers including segmented results showing Yak performance and Canada Payphone Corporation (unless amalgamated with the Borrower prior to funding) separate from Globalive performance within 30 days of month-end;

2.	Quarterly unaudited financials of the Borrowers for each fiscal quarter with a comparison to budget along with a compliance certificate accompanied by reasonably detailed financial covenant calculations within 45 days of the end of each quarter;

3.	Annual audited financial statements with a comparison to budget within 90 days of the end of each year;

4.	Within 90 days after the end of each fiscal year, the consolidated financial statements of any material investments of the Borrowers for such year, prepared in accordance with GAAP;

5.	An annual operating and capital budget for the coming fiscal year 30 days prior to the Borrower’s fiscal year-end; and,

Globalive Communications Corp

October 2nd, 2006

6.	Any other business and financial information that may be reasonably requested.

FINANCIAL COVENANTS:	Financial covenants will be harmonized with those of the Senior Lenders but in any event no more onerous than the Senior Lenders. In addition, the following financial covenants shall apply:

1.	Fixed Charge Coverage ratio defined as (i) Consolidated LTM EBITDA less Un-financed Capital Expenditures, and cash taxes, divided by the sum of, (ii) total cash interest expense, scheduled principal payments on the Senior Term Debt, and payments made under capital leases, all measured on a rolling four quarter basis will be no less than 1.20:1 until the fiscal year ended December 31, 2007 at which time the covenant increases to 1.45:1;

2.	Maximum Total Funded Debt to Consolidated LTM EBITDA, measured on a rolling four-quarter basis:

•	On Closing	≤2.75:1

•	As at June 30, 2007	≤2.25:1

•	As at December 31, 2007	≤1.75:1

•	As at June 30, 2008	≤1.50:1

•	As at December 31, 2008	≤1.25:1

3.	Minimum Current Ratio:

•	On Closing	>1.00:1

•	As at June 30, 2007 and thereafter	>1.10:1

•	The current portion of the senior term arising from the bullet repayment as well as the current portion of the mezzanine debt would be excluded from the calculation in the appropriate quarterly covenant calculations;

4.	Minimum consolidated LTM EBITDA of $28,000,000 as measured on a rolling four quarter basis;

5.	Maximum capital expenditures of $2,000,000 per annum.

Additional Definitions:

Funded Debt is defined as all interest bearing indebtedness for borrowed money excluding the Bridge Loan, normal course trade payables, deferred taxes, accrued liabilities and any other indebtedness subordinated to the Loan on terms and conditions satisfactory to the Subordinated Lenders.

Consolidated LTM EBITDA will be defined as:

•	LTM EBITDA for Globalive plus LTM EBITDA for Canada Payphone Corporation (if not amalgamated prior to funding) plus LTM EBITDA for Yak normalized for the adjustments identified in the PWC due diligence report dated September 6th, 2006.

Globalive Communications Corp

October 2nd, 2006

NEGATIVE COVENANTS:	Standard for financings of this type, including, without limitation:

•	Limitations on amalgamations, acquisitions, mergers and investments (including the formation of subsidiaries, joint ventures, or partnerships) which would have an adverse impact on the Subordinated Lenders’ position, without prior written notice and documentation and the Subordinated Lenders’ consent;

•	Limitations on the sale, transfer, assignment, lease or other disposition of any of the assets (including, without limitation, intellectual and industrial property) without prior written notice and documentation and the Subordinated Lenders’ consent;

•	Prohibition against the granting, creation and/or assumption of additional debt without the Subordinated Lenders’ consent;

•	Restrictions on providing guarantees and other forms of financial assistance without the Subordinated Lenders’ consent;

•	Restrictions on capital reorganizations and other changes in the capital structure of the Borrower that would be prejudicial to the Subordinated Lenders’ position, without the consent of the Subordinated Lenders;

•	Restrictions on the establishment of any benefit plans, profit-sharing plans or other arrangements or agreements with any shareholders, or officers who are not employees, without the consent of the Subordinated Lenders;

•	Restrictions on non-arms length transactions and payments without the Subordinated Lenders’ consent;

•	Prohibition against change of business without the Subordinated Lenders’ consent;

•	Any other negative covenants given to the Borrower’s Senior Lenders.

EVENTS OF DEFAULT:	Standard for financings of this type including, without limitation:

1.	Default in the payment of any principal, interest, fees or other amounts payable by the Borrower to the Subordinated Lenders and/or default in the performance of any other covenant;

2.	Cross default to any other debt holder;

3.	Customary bankruptcy and insolvency events relating to the Borrower;

4.	A material adverse change in the financial condition, assets, operations or prospects of the Borrower;

5.	Change of Control.

Globalive Communications Corp

October 2nd, 2006

DEFAULT INTEREST RATE:

Upon the occurrence, and during the continuance, of a default under the Loan, all amounts outstanding in connection with the Loan will be 2% higher than the prevailing Interested Rate per annum, payable monthly in arrears on the last day of each month.

DOCUMENTATION:

The Borrower and the Subordinated Lenders shall negotiate definitive agreements and documents (the “Definitive Documents”) reflecting the terms and provisions contained herein and such other terms and provisions as are customary for similar financings, including, without limitation (all of which Definitive Documents are to be in form and substance satisfactory to the Subordinated Lenders and their legal counsel):

1.	Credit Agreement;

2.	Security documents including, without limitation:

a.	Guarantees and General Security Agreements creating fixed and floating charges on all assets of the Borrower including patents, licenses, rights, and any other intellectual property, subject only to the priority of the Borrower’s Senior Lender(s);

b.	an assignment of all risks insurance, together with a Certificate of Insurance or Binder indicating the Subordinated Lender’s interests;

c.	postponements of all shareholders’ and related party loans;

3.	Pledge of Shares of the Borrower and all wholly owned and non-wholly owned subsidiaries;

4.	Guarantee from Canada Payphone Corporation supported by a general security agreement unless amalgamated into the Borrower prior to funding;

5.	Inter-Creditor agreement;

6.	Pari-passu Agreement between CIBC Mezzanine Finance and Roynat

Security documents or additions thereto, are subject to satisfactory due diligence by counsel.

CONDITIONS PRECEDENT:	This financing proposal is conditional on the following:

1.	Completion of the purchase of Yak on terms and conditions satisfactory to the Subordinated Lenders; including without limitation, the review of the share purchase agreement and corporate structure of the Borrower after giving effect to the acquisition;

Globalive Communications Corp

October 2nd, 2006

2.	Completion of legal documentation in a form satisfactory to the Subordinated Lenders and their legal Counsel; including without limitation, execution and delivery of all Definitive Documents; satisfactory review of new management contracts for senior management; provision of a bring down certificate to facilitate closing demonstrating satisfactory evidence of the required minimum cash position and covenant compliance at closing; and receipt of all regulatory, securities and/or third party consents and/or approvals;

3.	Review to the satisfaction of the Subordinated Lenders with the capital structure of the Borrower and the Subsidiaries after giving effect to the acquisition confirming a minimum of $9,000,000 in cash on the balance sheet post closing but pre- restructuring costs and review of the Borrower’s pro-forma financial statements giving effect to the transaction. At a minimum these statements will confirm combined LTM EBITDA of greater than $28,000,000 for Yak Canada and Globalive after accounting for adjustments and/or normalizations identified in the PWC due diligence report dated September 6, 2006 and agreed to by the Subordinated Lenders;

4.	Evidence, to the Subordinated Lenders’ satisfaction, that the issue of any of the respective transactions as outlined in this memorandum has been approved by the Directors of the Borrower;

5.	Nothing shall have occurred which, in the opinion of the Subordinated Lenders, would have a material adverse effect on the business, operations, properties, condition, financial position, prospects or on the ability of the Borrower and YAK to perform any of its obligations.

FEES:	The Subordinated Lenders will earn and be paid the following fees:

(i)	An amount equal to 1.0% of the amount of the Debenture upon signing of the Discussion paper dated August 30th, 2006 as a non-refundable work fee (received).

(ii)	An amount equal to 1.0% of the amount of the Debenture has been earned as a result of delivery of this Offer of Finance from the Subordinated Lenders in conformance with the terms and conditions established in the Discussion Paper dated August 30th, 2006. This portion of the fee is due and payable on closing. If Globalive does not proceed with the acquisition of Yak, this portion of the fees will not apply.

(iii)	If the Borrower does not proceed with this Offer of Finance but does proceed with the proposed purchase of Yak then a fee of $250,000 will immediately be due and payable to the Subordinated Lenders. This fee will be considered earned by the Subordinated Lenders as a genuine estimate of the Subordinated Lenders’ internal costs and expenses in connection with the proposed financing.

EXPENSES:

The Borrower shall be responsible for any and all reasonable costs, fees and expenses (including, without limitation, all reasonable professional fees) incurred by the Subordinated Lenders in connection with its Due Diligence and the preparation, negotiation and registration of all loan and security documents and the other documents and agreements contemplated herein whether or not the Loan is advanced.

Globalive Communications Corp

October 2nd, 2006

CONFIDENTIALITY:

This Offer of Finance, its terms and the transactions referred to herein are private and confidential and (other than to the Borrower’s officers, directors, senior management, and professional advisors) may not be disclosed by the Borrower or any of the Subsidiaries to any person whatsoever, except as outlined above, without the prior written consent of the Subordinated Lenders.

ASSIGNMENT:

In the event of a default, the Subordinated Lenders reserve the right to participate, sell or assign the Loan, in whole or in part, to one or more persons (“Participants”), without notice to, or the consent of, the Borrower. For this purpose, the Subordinated Lenders may disclose, on a confidential basis, to a potential Participant such information concerning the Borrower as the Subordinated Lenders considers appropriate. The Borrower agrees to execute and deliver, at the Subordinated Lenders’ request and expense, such further documentation as the Subordinated Lenders consider necessary or advisable to effect such syndication, participation, sale or assignment provided such documents do not adversely modify any of the rights or increase any of the obligations of the Borrower under the documents.

INDEMNITY:

The Borrower hereby indemnifies the Subordinated Lenders and their respective officers, directors, employees, advisers and agents (each an “Indemnified Person”) and holds each of them harmless from and against all losses, costs, expenses (including, without limitation, professional fees) and damages incurred by an Indemnified Person arising out of, relating to or resulting from this Offer of Finance or the Loan (whether or not the Loan is advanced), provided that no Indemnified Person will be indemnified for its own gross negligence or wilful misconduct.

GOVERNING LAW:	The laws of the Province of Ontario and of Canada applicable therein.

EXPIRY:	This Committed Offer is open for acceptance until the end of the business day on October 2nd, 2006.

LAPSING DATE:	The Subordinated Lenders will have the right to withdraw any commitment made if the Debenture has not been issued prior to December 29th, 2006.

Please acknowledge your agreement to the foregoing terms and conditions by signing this Committed Offer to Finance in the space provided below and returning the signed copy to the undersigned on or before October 2nd, 2006.

Canadian Imperial Bank of Commerce /s/ BLAIR COWAN	Roynat Capital /s/ DAN KOCHANOWSKI

Globalive Communications Corp

October 2nd, 2006

The undersigned confirms agreement to, an acceptance of the terms and conditions outlined above, this 2nd day of October, 2006.

Globalive Communications Corp. /s/ BRICE SCHESCHUK
Per: Brice Scheschuk CFO

/s/ ANTHONY LACAVERA
Per: Anthony Lacavera CEO